UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

CHROMADEX CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)
171077407
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Brauser
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 165,365 (1)(2)
	6	SHARED VOTING POWER 1,253,533 (1)
	7	SOLE DISPOSITIVE POWER 165,365 (1)(2)
	8	SHARED DISPOSITIVE POWER 1,253,533 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,418,898 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.57% (2) (Based on 55,285,912 shares outstanding as of March 7, 2019)
12		TYPE OF REPORTING PERSON IN - Individual

(1)
Includes 165,365 shares of common stock held by Michael Brauser (“Brauser”); 753,137 shares of common stock held by Michael & Betsy Brauser Tenants by Entirety (“MBTBE”); 283,3244 shares of common stock held by Grander Holdings, Inc. 401K Profit Sharing Plan of which Mr. Brauser is a trustee (“Grander 401K”); and 217,072 shares held by Birchtree Capital, LLC of which Mr. Brauser is the manager (“Birchtree”). Excludes 82,246 stock options to purchase common stock exercisable within 60 days.

(2)
(Based on 55,285,912 shares outstanding as of March 7, 2019)

13G/A

1.	NAMES OF REPORTING PERSONS Michael & Betsy Brauser Tenants by Entirety
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 753,137(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 753,137(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 753,137(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)
Includes 753,157 shares held by MBTBE

(2)
Based on 55,285,912 shares of the Company’ s common stock outstanding as of March 7, 2019.

  13G/A

1.	NAMES OF REPORTING PERSONS Birchtree Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 217,072(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 217,072(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,072(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)
Includes 217,072 shares held by Birchtree

(2)
Based on 55,285,912 shares of the Company’ s common stock outstanding as of March 7, 2019.

13G/A

1.	NAMES OF REPORTING PERSONS Grander Holdings, Inc. 401K
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 283,324(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 283,324(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,324(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)
Includes 283,324 shares held by Grander, of which Michael Brauser is the trustee.

(2)
Based on 55,285,912 shares of the Company’ s common stock outstanding as of March 7, 2019.

13G/A

Item 1.

(a)
Name of Issuer: Chromadex Corporation

(b)
Address of Issuer’s Principal Executive Offices:

10900 Wilshire Blvd, Suite 650 Los Angeles, CA 90024

Item 2.

(a)
Name of Person Filing: The statement is filed on behalf of Michael Brauser

(b)
Address of Principal Business Office or, if none, Residence: 2650 N. Military Trail, Suite 300, Boca Raton, FL 33431

(c)
Citizenship: United States of America

(d)
Title of Class of Securities: Common Stock

(e)
CUSIP Number: 171077407

Item 3.
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.
Ownership.

(a)
Amount beneficially owned: 1,418,898 (1)

(b)
Percent of class: 2.57% (2)

(c)
Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote: 165,365(1)
(ii)
Shared power to vote or to direct the vote: 1,253,533
(iii)
Sole power to dispose or to direct the disposition of: 165,365 (1)
(iv)
Shared power to dispose or to direct the disposition of: 1,253,533

Item 5.
Ownership of Five Percent or Less of a Class.

The Reporting Persons have ceased to be the beneficial owners of more than five percent of the Company’s Common Stock based on the number of shares of Common Stock outstanding as reported by the Company as of December 31, 2018.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

_______________________

(1)
Includes 165,365 shares of Common Stock held by Michael Brauser (“Brauser”); 753,137 shares of Common Stock held by Michael & Betsy Brauser Tenants by Entirety (“MBTBE”); 283,3244 shares of common stock held by Grander Holdings, Inc. 401K Profit Sharing Plan of which Mr. Brauser is a trustee (“Grander 401K”); and 217,072 shares held by Birchtree Capital, LLC of which Mr. Brauser is the manager (“Birchtree”). Excludes 82,246 stock options to purchase common stock exercisable within 60 days.

(2)
(Based on 55,285,912 shares outstanding as of March 7, 2019)

13G/A

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.
Identification and Classification of Members of the Group.

Not Applicable.

Item 9.
Notice of Dissolution of Group.

Not Applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2019	Michael Brauser

	By:	/s/ Michael Brauser
Michael Brauser

Date: March 21, 2019	Michael & Betsy Tenants by Entirety

	By:	/s/ Michael Brauser
Michael Brauser

	By:	/s/ Betsy Brauser
Betsy Brauser

Date: March 21, 2019	Birchtree Capital, LLC

	By:	/s/ Michael Brauser
Michael Brauser, Manager

Date: March 21, 2019	Grander Holdings, Inc. 401K

	By:	/s/ Michael Brauser
Michael Brauser, Trustee